UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 28, 2005 (October 24, 2005)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On October 24, 2005, Behringer Harvard Operating Partnership I LP, the operating partnership of Behringer Harvard REIT I, Inc. (which may be referred to herein as the "Registrant," "we," "our" or "us") entered into an assignment from Harvard Property Trust, LLC, an entity affiliated with our advisor, of a contract to purchase the property located at 1325 G Street, N.W. in Washington, D.C. (the "G Street Property") from 1325 G Street Fee LLC (the "Seller"). Neither we nor any of our affiliates are affiliated with the Seller. The G Street Property is a 10-story office building containing approximately 306,563 rentable square feet with a five-level underground parking garage located on approximately 0.77 acres of land. The contract price for the G Street Property is $135,500,000, excluding closing costs. We made an earnest money deposit of $3,000,000 on October 24, 2005 and an additional earnest money deposit of $3,000,000 was paid on October 28, 2005.

The consummation of the purchase of the G Street Property is subject to substantial conditions. Our decision to consummate the acquisition of the G Street Property will generally depend upon:

- the satisfaction of the conditions to the acquisition contained in the relevant contracts;

- no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

- our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

- our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of the G Street Property. At the time of this filing, we cannot make any assurances that the closing of this acquisition is probable.

In evaluating the G Street Property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at the G Street Property is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. The G Street Property will be subject to competition from similar office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. Neither we nor our operating partnership have considered any other factors materially relevant to our decision to acquire this property.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Purchase and Sale Agreement by and between 1325 G Street Fee LLC and Harvard Property Trust, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: October 28, 2005

By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer